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                                                                    EXHIBIT 23.7

                         INDEPENDENT AUDITORS' CONSENT

THE BOARD OF DIRECTORS
CS Wireless Systems, Inc.:

    We consent to the use of our report dated January 15, 1996, on the balance sheets of Dayton System (A Division of TechniVision, Inc.) as of May 31, 1995 and 1994, and the related statements of operations, system equity, and cash flows for the years then ended, included herein, and to the reference to our firm under the heading "Experts" in the prospectus.

    Our report contains an explanatory paragraph that states that Dayton System's recurring losses from operations and excess of current liabilities over current assets raise substantial doubt about the entity's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of that uncertainty.

                                          KPMG PEAT MARWICK LLP


Dallas, Texas
January 21, 1997